

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 8, 2011

<u>Via E-mail</u>
Mr. Marius Silvasan
Chief Executive Officer and Director
One Bio, Corp.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: One Bio, Corp.**
> **Item 4.01 Form 8-K**
> **Filed October 26, 2011 and amended November 4, 2011**
> **File No. 001-34604**

Dear Mr. Silvasan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief